SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

GCI LIBERTY, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 36164V 305
Series B Common Stock: 36164V 404
Series A Cumulative Redeemable Preferred Stock: 36164V 503
(CUSIP Numbers)

John C. Malone
c/o GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

Series A common stock: 36164V 305

Series B common stock: 36164V 404

Series A Cumulative Redeemable Preferred Stock: 36164V 503

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A common stock: 607,021 (1), (2), (3), (4) Series B common stock: 3,954,492 (1), (4) Series A Cumulative Redeemable Preferred Stock: 10 (3), (4)

	8.	Shared Voting Power Series A common stock: 0 (2), (4) Series B common stock: 66,683 (4), (5) Series A Cumulative Redeemable Preferred Stock: 0

	9.	Sole Dispositive Power Series A common stock: 607,021 (1), (2), (3), (4) Series B common stock: 3,954,492 (1), (4) Series A Cumulative Redeemable Preferred Stock: 10 (3), (4)

	10.	Shared Dispositive Power Series A common stock: 0 (2), (4) Series B common stock: 66,683 (4), (5) Series A Cumulative Redeemable Preferred Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 Series A common stock: 607,021 (1), (2), (3), (4)

Series B common stock: 4,021,175 (1), (4), (5)

Series A Cumulative Redeemable Preferred Stock: 10 (3), (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

Series A common stock: Less than 1% (4), (6)

Series B common stock: 89.6% (4), (6)

Series A Cumulative Redeemable Preferred Stock: Less than 1% (4), (6)

14.	Type of Reporting Person (See Instructions) IN

(1)       Includes 79,243 shares of the Issuer’s (as defined below) Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 123,847 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)       Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone as noted above; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 4,628,196 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 4.4%, subject to the relevant footnotes set forth herein.

(3)       Includes (i) 410,178 shares of Series A Common Stock and 10 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) and (ii) 117,600 shares of Series A Common Stock pledged by Mr. Malone to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 79,243 shares of Series A Common Stock are pledged by the LM Revocable Trust to Merrill Lynch, in each case, in connection with margin loan facilities extended by Fidelity and Merrill Lynch, respectively.

(4)       The Voting Agreement, dated as of August 6, 2020, by and among Mr. Malone, the LM Revocable Trust, and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JCM Trust,” and together with Mr. Malone and the LM Revocable Trust, the “Malone Group”), the Issuer and Liberty Broadband Corporation contains provisions relating to the voting and disposition of shares of Series A Common Stock, Series B Common Stock and Preferred Stock held by the Malone Group.

(5)       Includes 66,683 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(6)       For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was 101,351,276 and the total number of shares of Series B Common Stock outstanding was 4,488,568, in each case, as of October 31, 2020, as reported by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020 (the “10-Q”). 7,199,697 shares of the Preferred Stock were outstanding as of September 30, 2020, as reported in the 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 27.5% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

John C. Malone

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), and Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on March 16, 2018 as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on June 29, 2020 and Amendment No. 2 to the Schedule 13D filed with the SEC on August 7, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On October 9, 2020, a putative class action complaint was filed by two purported stockholders of GCI Liberty in the Court of Chancery of the State of Delaware under the caption Hollywood Firefighters’ Pension Fund, et al. v. GCI Liberty, Inc., et al. On October 11, 2020, a new version of the complaint was filed, and the case has been assigned Case No. 2020-0880. The lawsuit names as defendants GCI Liberty, as well as the members of the GCI Liberty board of directors. The lawsuit alleges, among other things, that Mr. Gregory B. Maffei, a director and the President and Chief Executive Officer of GCI Liberty and Liberty Broadband, and Mr. Malone, the Chairman of the Board of Directors of GCI Liberty and Liberty Broadband, in their purported capacities as controlling stockholders and directors of GCI Liberty, and the other directors of GCI Liberty, breached their fiduciary duties by approving Liberty Broadband’s acquisition of all of the outstanding shares of GCI Liberty in the Combination. The lawsuit further alleges that the Combination violates Section 203 of the General Corporation Law of the State of Delaware (“DGCL”) and that the joint proxy statement/prospectus that was filed by GCI Liberty and Liberty Broadband with the SEC on October 30, 2020 in connection with the Combination misstates and omits material information. The lawsuit also alleges that various prior and current relationships among members of the GCI Liberty special committee, Mr. Malone and Mr. Maffei render the members of the GCI Liberty special committee not independent. GCI Liberty and Liberty Broadband believe this lawsuit is without merit.

Stipulation and Proposed Order

The lawsuit seeks certification of a class action, declarations that Mr. Maffei and Mr. Malone and the other directors of GCI Liberty breached their fiduciary duties and that the Combination violates Section 203 of the DGCL, an injunction barring the stockholder vote and the Combination, and the recovery of damages and other relief. On October 15, 2020, the plaintiffs filed a motion for expedited proceedings. On October 27, 2020, after a hearing, the Court granted the motion. On November 6, 2020, the Court entered an order setting a hearing on the plaintiffs’ motion for preliminary injunction for December 7, 2020.

On November 21, 2020, the plaintiffs and defendants filed a stipulation and proposed order (the “Agreed Stipulation and Order”) describing an agreement reached among them, including plaintiffs’ agreement to dismiss their claim that the Combination violates Section 203 of the DGCL as moot and to withdraw their motion for preliminary injunction in return for certain agreements by Mr. Malone and Mr. Maffei described below. The parties also requested the Court cancel the hearing on that motion scheduled for December 7, 2020, and stay further discovery pending the outcome of the stockholder vote on the Combination.

As part of the agreement reached among the parties to the lawsuit, Mr. Malone agreed that he will convert each outstanding share of Series B Common Stock, he beneficially owns immediately prior to the Effective Time into one share of Series A Common Stock. As a result, Mr. Malone will be entitled to receive 0.580 of a share of Liberty Broadband’s non-voting Series C common stock, $0.01 par value per share (the “Liberty Broadband Series C Common Stock”) for each such share of Series A Common Stock beneficially owned prior to the Combination pursuant to the Merger Agreement. Mr. Malone will not be entitled to receive any shares of Liberty Broadband’s Series B common stock, $0.01 par value per share (the “Liberty Broadband Series B Common Stock”), in the Combination.  Consequently, the Exchange Agreement entered into among Liberty Broadband, Mr. Malone and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JCM Trust”) will terminate by its terms at the Effective Time since none of Mr. Malone nor the JCM Trust will have the right to receive any shares of Liberty Broadband Series B Common Stock in the Combination.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 607,021 shares of Series A Common Stock (including 79,243 shares held by a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding shares of Series A Common Stock, (ii) 4,021,175 shares of Series B Common Stock (including (x) 123,847 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, and (y) 66,683 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 89.6% of the outstanding shares of Series B Common Stock, and (iii) 10 shares of Preferred Stock, which represent less than 1% of the outstanding shares of Preferred Stock.

The foregoing percentage interests are based on 101,351,276 shares of Series A Common Stock and 4,488,568 shares of Series B Common Stock, in each case, outstanding as of October 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on November 5, 2020 (the “10-Q”). The foregoing percentage interests are also based on 7,199,697 shares of the Preferred Stock outstanding as of September 30, 2020, as reported in the 10-Q. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 27.5% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, the LM Revocable Trust, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock and Preferred Stock. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)       Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has effected any transactions with respect to the Common Stock or Preferred Stock during the 60 days preceding the date hereof.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The information contained in Item 4 of this Amendment is incorporated into this Item 6 by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2020
/s/ John C. Malone
John C. Malone

[Signature Page to JCM Amendment No. 3 to GCI Liberty, Inc. 13D]